UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one): ☒Form 10-K ☐Form 20-F ☐Form 11-K ☐Form 10-Q ☐ Form N-SAR ☐Form N-CSR
For Period Ended: December 31, 2023
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Fisker Inc.
Full Name of Registrant
N/A
Former Name if Applicable
1888 Rosecrans Avenue
Address of Principal Executive Office (Street and Number)
Manhattan Beach, California 90266
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III – NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Fisker Inc. (the “Company”) was unable, without unreasonable effort and expense, to complete the preparation of its Annual Report on Form 10-K for the year ended December 31, 2023 (the “Report”) by February 29, 2024 due to the circumstances described below.
As previously disclosed in the earnings release furnished as Exhibit 99 to the Company’s Current Report on Form 8-K filed on February 29, 2024 (the “Preliminary Earnings Release”), the Company requires additional time to finalize the Company’s consolidated financial statements, finalize the assessment of its internal control over financial reporting and related disclosures, and complete its procedures for the Report. The Company has experienced a change in key accounting personnel and, as a result, lacks a sufficient number of professionals with an appropriate level of accounting knowledge, training, and experience to appropriately analyze, record, and disclose accounting matters timely and accurately.
The Company disclosed certain material weaknesses in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023. In addition to the previously disclosed material weaknesses, the Company has identified a material weakness in revenue and the related balance sheet accounts, which will be disclosed in the Report. The Company will continue to evaluate its internal control over financial reporting and may identify additional material weaknesses as it completes its procedures on the Report.
As previously disclosed in the Preliminary Earnings Release, the Company expects its capital expenditures and working capital requirements to decrease during 2024 and beyond as it enters the second year of production of the Fisker Ocean. The Company’s business plan is highly dependent on the successful transition to its new Dealer Partner model in 2024. Furthermore, to the extent the Company’s current resources are insufficient to satisfy its requirements over the next 12 months, the Company will need to seek additional equity or debt financing, and there can be no assurance that the Company will be successful in these efforts. If the financing is not available, or if the terms of financing are less desirable than the Company expects, the Company may be forced to decrease its planned level of investment in product development, scale back its operations, including further headcount reductions, and reduce production of the Fisker Ocean, which could have an adverse impact on the Company’s business and financial prospects. As a result, the Company expects to conclude and disclose in the Report that there is substantial doubt about its ability to continue as a going concern.
The Company expects to file the Report by March 15, 2024, the expiration of the extension period.

Forward-Looking Statements
Certain matters discussed in this Form 12b-25 constitute forward-looking statements within the meaning of the federal securities laws. All statements contained in this notification that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the material weakness in the Company’s internal control over financial reporting as of December 31, 2023, the consistency of the financial statements in the Report with the preliminary financial information in the Preliminary Earnings Release, and the Company’s expectations regarding the timing of the filing of the Report. These forward-looking statements are based on management’s current expectations.
These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to, the effectiveness of the Company’s internal control over financial reporting and disclosure controls and procedures; the potential for additional material weaknesses in the Company’s internal control over financial reporting or other potential control deficiencies of which the Company is not currently aware or which have not been detected; the risk that the completion and filing of the Report will take longer than expected; additional information that may arise during the finalization of the Report; and the risks discussed in detail in “Item 1A. Risk Factors” of the Company’s most recent Annual Report on Form 10-K, as updated by its other filings with the SEC. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by law.

PART IV -- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Dr. Geeta Gupta-Fisker	(833)	434-7537
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Refer to the Preliminary Earnings Release for the preliminary, unaudited results, which are subject to change pending the completion of the Report.

Fisker Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 1, 2024	By:	/s/ Geeta Gupta-Fisker
Dr. Geeta Gupta-Fisker Chief Financial Officer and Chief Operating Officer